Exhibit 12.2
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

						2004
(Millions)	2003	2002	2001	2000	1999	9 months
EARNINGS
Earnings on common stock	$78.9	$83.1	$80.6	$70.4	$67.1	$74.9
Federal and state income taxes	45.7	46.8	43.9	40.1	38.0	40.3

Net pretax income	124.6	129.9	124.5	110.5	105.1	115.2
Loss (income) from less than 50% equity investees	(6.0)	(6.6)	(6.3)	0.0	0.0	(6.7)
Distributed earnings of less than 50% equity investees	4.3	5.4	3.3	0.0	0.0	3.6

Fixed charges	38.8	41.2	39.3	37.7	33.6	29.9

Subtract preference dividend requirement	4.8	4.8	4.7	4.8	4.8	3.5

Total earnings as defined	$156.9	$165.1	$156.1	$143.4	$133.9	$138.5

FIXED CHARGES
Interest on long-term debt, including related amortization	$27.8	$27.2	$24.1	$21.6	$21.9	$22.4
Other interest	4.9	7.9	9.2	10.1	5.6	3.0
Interest factor applicable to rentals	1.3	1.3	1.3	1.2	1.3	1.0

Fixed charges before preferred dividend requirement	$34.0	$36.4	$34.6	$32.9	$28.8	$26.4

Ratio of earnings to fixed charges	4.6	4.5	4.5	4.4	4.6	5.2

Preferred dividends (grossed up) (see below)	$4.8	$4.8	$4.7	$4.8	$4.8	$3.5

Total fixed charges including preferred dividend	$38.8	$41.2	$39.3	$37.7	$33.6	$29.9

Ratio of earnings to fixed charges and preferred dividends	4.0	4.0	4.0	3.8	4.0	4.6

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$2.3

Tax rate	35.6%	35.0%	34.4%	35.3%	35.2%	34.5%

Preferred dividends (grossed up)	$4.8	$4.8	$4.7	$4.8	$4.8	$3.5